EXHIBIT 99.2

Note 2: Table II, Item 6: Restricted Stock Award granted January 12, 2004, pursuant to the Plan. The shares granted under this award will vest, if at all, prior to January 12, 2008 (i) upon Mr. Aguirre's death or Disability; (ii) upon a Change of Control or (iii) (a) as to 30,000 shares if Chiquita's Common Stock achieves a price of at least $26 per share over any 40 consecutive trading-day period and (b) in additional increments of 30,000 shares, in each case if and when the price of Chiquita's Common Stock, calculated as set forth above, is at least $28, $30, $32 or $34 per share. If, prior to January 12, 2008, Mr. Aguirre's Service with the Company terminates for Good Reason or is terminated by the Company other than for Cause and between the date of termination and January 12, 2008 the price of Chiquita's Common Stock calculated as set forth above achieves one or more of the reference prices which would lead to vesting of shares under this award, then Mr. Aguirre will be entitled to receive that number of shares determined by multiplying the number of shares which would have vested had his Service not so terminated by a fraction, the numerator of which is the number of full and partial years elapsed from and including January 12, 2004 to the date of termination and the denominator of which is four (4). Any Shares not vested on January 12, 2008 will be forfeited.